[redacted]

13013010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
FEB 27 2013
Washington DC
401

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-41811 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 BROADWAY
(No. and Street)

| NEW YORK | NY | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

COLLEEN MARTIN 949.219.2268
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name – *if individual, state last, first, middle name*)

| 345 PARK AVENUE | NEW YORK | NY | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/5

EM 3/7/13

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KPMG

SEC
Mail Processing
Section

FEB 27 2013

Washington DC
401

# ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

(SEC Identification No. 8-41811)

Financial Statements and Supplementary Information

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a
Public Document.

## OATH OR AFFIRMATION

I, Colleen Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allianz Global Investors Distributors LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Colleen Martin

Signature

Chief Financial Officer

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA JURAT WITH AFFIANT STATEMENT

**GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 25 (Date) day of February (Month), 2013 (Year), by

(1) Colleen Martin, (Name of Signer)

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ———, (Name of Signer)

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

AMY FREEMAN
Commission # 1931382
Notary Public - California
Orange County
My Comm. Expires Apr 2, 2015

Place Notary Seal Above

Signature Amy Freeman (Signature of Notary Public)

## OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: Annual Audited Report Form X-17A-5

Document Date: 2/25/13 Number of Pages: 2

Signer(s) Other Than Named Above: ———

| RIGHT THUMBPRINT OF SIGNER #1 | RIGHT THUMBPRINT OF SIGNER #2 |
|---|---|
| Top of thumb here | Top of thumb here |

© 2010 National Notary Association • NationalNotary.org • 1-800-US NOTARY (1-800-876-6827)

**ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC**

## Table of Contents

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154

## Report of Independent Registered Public Accounting Firm

The Member
Allianz Global Investors Distributors LLC:

We have audited the accompanying financial statements of Allianz Global Investors Distributors LLC, which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in member's capital, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditors' Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Allianz Global Investors Distributors LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP, is Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG

### *Other Matter*

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2, and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 25, 2013

## ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Statement of Financial Condition

December 31, 2012

### Assets

| | | |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ | 89,541,785 |
| Distribution and servicing fees receivable | | 4,734,085 |
| Receivable from affiliates | | 10,325,310 |
| Prepaid expenses | | 716,030 |
| Deferred sales charges | | 323,092 |
| Deferred compensation award | | 988,393 |
| Other current assets | | 325,586 |
| Total current assets | | 106,954,281 |
| Fixed assets, net of accumulated depreciation of $102,176 | | 12,634 |
| Total assets | $ | 106,966,915 |

### Liabilities and Member's Capital

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ | 4,542,097 |
| Accrued compensation | | 13,791,366 |
| Commissions payable | | 10,744,611 |
| Payable to affiliates | | 11,362,620 |
| Other current liabilities | | 478,343 |
| Total current liabilities | | 40,919,037 |
| Other accrued compensation | | 6,863,748 |
| Total liabilities | | 47,782,785 |
| Member's capital | | 59,184,130 |
| Total liabilities and member's capital | $ | 106,966,915 |

See accompanying notes to financial statements.

**ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC**

Statement of Income

Year ended December 31, 2012

| | | |
|---|---|---|
| Revenues: | | |
| Distribution and servicing fees | $ | 51,014,765 |
| Marketing service fees | | 80,342,019 |
| Sales fees and other | | 9,070,436 |
| Interest income | | 131,756 |
| Total revenues | | 140,558,976 |
| Expenses: | | |
| Commissions | | 43,873,323 |
| Compensation and benefits | | 45,277,771 |
| General and administrative | | 27,943,687 |
| Marketing and promotional | | 10,069,155 |
| Occupancy and equipment | | 6,926,135 |
| Professional | | 1,638,063 |
| Insurance | | 133,926 |
| Other | | 957,866 |
| Total expenses | | 136,819,926 |
| Net income | $ | 3,739,050 |

See accompanying notes to financial statements.

## ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Statement of Changes in Member's Capital

Year ended December 31, 2012

| | | |
|---|---|---|
| Member's capital, beginning of year | $ | 80,445,080 |
| Net income | | 3,739,050 |
| Distribution | | (25,000,000) |
| Member's capital, end of year | $ | 59,184,130 |

See accompanying notes to financial statements.

## ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Statement of Cash Flows

Year ended December 31, 2012

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 3,739,050 |
| Adjustment to reconcile net income to net cash used in operating activities: | | |
| Depreciation of fixed assets | | 21,876 |
| Amortization of deferred compensation award | | 96,292 |
| Changes in: | | |
| Distribution and servicing fees receivable | | 355,857 |
| Receivable from affiliates | | (2,863,446) |
| Prepaid expenses | | 192,523 |
| Deferred sales charges | | (84,030) |
| Other current assets | | 61,321 |
| Deferred compensation award | | 1,037,182 |
| Accounts payable and accrued expenses | | (9,315,420) |
| Accrued compensation | | (9,869,357) |
| Commission payable | | 767,126 |
| Payable to affiliates | | 7,428,688 |
| Other current liabilities | | 81,341 |
| Other accrued compensation | | (167,142) |
| Net cash used in operating activities | | (8,518,139) |
| Cash flows from financing activities: | | |
| Distribution | | (25,000,000) |
| Net cash used in financing activities | | (25,000,000) |
| Net decrease in cash and cash equivalents | | (33,518,139) |
| Cash and cash equivalents, beginning of year | | 123,059,924 |
| Cash and cash equivalents, end of year | $ | 89,541,785 |

See accompanying notes to financial statements.

## (1) Organization and Business

Allianz Global Investors Distributors LLC (AGID or the Company) is a single-member limited liability company wholly owned by Allianz Global Investors U.S. Holdings LLC (AGI US Holdings and formerly known as Allianz Global Investors U.S. LLC), which in turn is wholly owned by Allianz Asset Management of America L.P. (AAM LP). AGID is a registered broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulator Authority (FINRA). AGID serves as the distributor and provides shareholder services to certain affiliated institutional and retail mutual funds (Allianz Funds) for which AAM LP and its subsidiaries provide investment management and advisory services.

Allianz SE indirectly owns the majority interest of AAM LP. Allianz SE is a global insurance company engaged in property and casualty protection, life and health insurance, banking, and asset management.

AGID does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

## (2) Restructuring

On January 1, 2012, AAM LP changed its corporate structure to better align and manage its investment management platforms, Pacific Investment Management Company LLC (PIMCO) and AGI US Holdings. The AGI US Holdings business now has one business strategy for all its subsidiaries to follow that allows AGI US Holdings to best tailor products and solutions to meet its clients' needs.

In connection with this change, AGID has reduced headcount and provided transition payments for departing employees. The amount expensed by AGID related to these transitions during the year ended December 31, 2012 was $2,517,234 and is included in compensation and benefits in the accompanying statement of income.

## (3) Significant Accounting Policies

### *(a) Cash and Cash Equivalents*

AGID considers all liquid financial instruments with an original maturity of less than three months to be cash equivalents. Cash and cash equivalents consist of cash on deposit with financial institutions and nonaffiliated money market deposit accounts, which are carried at cost plus accrued income, which approximates fair value. The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's (FDIC) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

### *(b) Depreciation of Fixed Assets*

Fixed assets are carried at cost less accumulated depreciation. Depreciation of office equipment and technical equipment is computed on a straight-line basis over their estimated useful lives, generally five years.



(Continued)

### *(c) Income Taxes*

Under current federal and applicable state tax laws and regulations, single-member limited liability companies are generally not regarded as separate tax-paying entities, and, accordingly, are not themselves subject to income taxes in most jurisdictions. For tax purposes, income, loss, gain, credit, or other elements of AGID are included on the member's separate income tax return. AGID is subject to state and local taxes in certain jurisdictions.

The accounting standard for income taxes requires the evaluation of tax positions taken in the course of preparing AGID's tax returns to determine whether tax positions are "more likely than not" of being sustained by the applicable taxing authority. Tax benefits of positions not deemed to meet the more likely than not threshold would not be recognized. There were no uncertain tax positions identified in 2012.

AGID's federal income tax returns remain open to examination for tax years 2009 through 2011 and state income tax returns remain open for tax years 2008 through 2011.

### *(d) Distribution and Servicing Fees*

Distribution and servicing fees are recognized as the services are performed. Such fees are primarily based on percentages of the market value of the assets under management.

### *(e) Marketing Service Fees*

AGID, Allianz Global Investors Fund Management LLC (AGIFM), and Allianz Global Investors Managed Accounts LLC (AGIMA), wholly owned subsidiaries of AGI US Holdings, have a marketing services agreement whereby AGIFM and AGIMA compensate AGID for the acquisition of new assets under management. Marketing servicing fees are primarily based on a per transaction basis and are recognized as revenue by the Company as the services are performed.

### *(f) Sales Fees*

Commission revenues associated with securities transactions are recorded on a trade-date basis.

### *(g) Deferred Sales Charges*

Sales commissions paid to independent brokers and other investment advisers in connection with the sale of shares of affiliated mutual funds sold without a front-end sales charge are capitalized. These capitalized commission payments are sold to AGIFM at cost in the month subsequent to origination.

### *(h) Impairment of Long-Lived Assets*

AGID reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment of these assets is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset. No impairment charges have been recorded in 2012.



(Continued)

*(i)* ***Use of Estimates***

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, reported amounts of revenues and expenses, and the accompanying notes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

*(j)* ***Fair Value of Financial Instruments***

The carrying value of AGID's financial instruments, which include cash and cash equivalents, distribution and servicing fees receivable, receivable from affiliates, payable to affiliates, commissions payable, and accounts payable and accrued expenses approximate fair value due to their short maturity.

*(k)* ***Comprehensive Income***

AGID did not have items of other comprehensive income for the year ended December 31, 2012.

**(4) Fixed Assets**

The major classifications of fixed assets as of December 31, 2012 are as follows:

| | | |
|---|---|---|
| Office equipment | $ | 104,257 |
| Technical equipment | | 10,553 |
| Total fixed assets | | 114,810 |
| Less accumulated depreciation | | (102,176) |
| | $ | 12,634 |

The Company recorded depreciation expense of $21,876 for the year ended December 31, 2012, which is included in occupancy and equipment in the accompanying statement of income.

**(5) Revenues**

Pursuant to the distribution agreements with the Allianz Funds, AGID acts as principal underwriter for such funds. For providing such services, AGID receives distribution and servicing fees, along with sales commission income.

AGID receives distribution fees generally ranging from 0.25% to 0.75% of the average daily net assets attributable to the Class B, C, and R shares of the Allianz Funds, and servicing fees equal to 0.25% of the

average daily net assets attributable to Class A, B, C, D, and R shares of the Allianz Funds, except for the Class A and C shares of the Allianz Money Market fund, for which the fee is charged at a rate of 0.10%.

AGID receives a sales commission (up to 5.50% of the public offering price per share) less any applicable commission to participating brokers (ranging from 0.25% to 4.75% of the public offering price per share) on sales of the Class A shares of the Allianz Funds.

## (6) Deferred Sales Charges and Other Commission Payments

AGID pays initial trail commissions with respect to the Allianz Funds to participating brokers at rates set by management. Initial commissions are generally paid at a rate of 1% for Allianz Funds for Class C shares.

Trail commissions consist of distribution and servicing payments to participating brokers for the distribution of shares, providing personal services to shareholders, and maintaining shareholder accounts. Such trail commissions, in total, can range from 0.10% to 1.00% of the average daily net assets for the Allianz Funds.

In connection with the distribution of the Class A and Class C shares, AGID advances commissions to independent brokers, which are capitalized as AGID is entitled to recoup its marketing costs through an ongoing fee stream from the respective funds as well as contingent deferred sales. The contingent deferred sales charges are collected on certain early redemptions of such shares (as defined), unless the redemption relates to balances accumulated through reinvested dividends and capital gain distributions or appreciation on the account over the amount that was invested. Class C shares are charged a contingent deferred sales charge of 1% if redeemed during the first year following purchase of the Allianz Funds. As of November 1, 2009, B Shares were no longer available for sale. The contingent deferred sales charge rate for Class B shares sold prior to November 1, 2009 range from 5% down to 1% of the net asset value per shares in the first six years following the share purchase.

Contingent deferred sales charges may also be received on the redemption of Class A shares at a rate of 1% of the net asset value of the redeemed shares, if the initial purchase of such Class A shares exceeded certain thresholds.

These capitalized commission payments are sold to AGIFM at cost in the month subsequent to origination. Total sales of the deferred sales charge asset to AGIFM amounted to $3,712,606 during the year ended December 31, 2012.

## (7) Related-Party Transactions

AGID reimburses AAM LP and AGI US Holdings for certain overhead and administrative services that are allocated based on time, usage, and other estimated factors. These expenses generally consist of salaries and related benefits for executive management, finance, legal, human resources, and other general and administrative services. Costs allocated to AGID for the year ended December 31, 2012 from AAM LP and AGI US Holdings, respectively, were $6,364,403 and $12,678,034, which are included in compensation and benefits, and general and administrative expenses in the accompanying statement of income. AGID incurred $3,168,632 in rental expense for the year ended December 31, 2012, which was allocated from AAM LP based upon square footage. Other occupancy and equipment costs allocated to

AGID from AAM LP and AGI US Holdings, respectively, were $2,017,959 and $1,450,332 for the year ended December 31, 2012. These amounts are included in occupancy and equipment in the accompanying statement of income. The payable to affiliates represents a liability to be paid to AAM LP and AGI US Holdings in connection with these services and payables to other affiliates that have arisen in the ordinary course of business transactions totaling $11,362,620.

AGID earned $19,398,062, and $59,731,106 of marketing service fees from AGIMA and AGIFM, respectively, during 2012.

AGID provides marketing and client related services for NFJ Investment Group LLC (NFJ) and Allianz Global Investors U.S. LLC (AGI US). AGID earned $2,078,148 and $256,870 for these services from NFJ and AGI US, respectively, during 2012 which is included in sales fees and other in the accompanying statement of income.

## (8) Benefit Plans

AAM LP is the sponsor of a defined contribution employee savings and retirement plan covering AGID employees. The plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 100% of their annual compensation, as defined, and subject to a maximum dollar amount determined from time to time by the Internal Revenue Code. Employees are generally eligible on the first day of the month following the start date. After the completion of one year of credited service, the Company matches an amount up to the first 5% of annual compensation, subject to Internal Revenue Code limits, contributed by the employees. The amount of expense incurred by AGID related to this plan during the year was $996,170. Under the plan, AGID may also make discretionary contributions ranging from 5.4% to 10.8% of eligible compensation. The amount of expense incurred in 2012 by AGID related to discretionary contributions was $1,535,513. These amounts are included in compensation and benefits in the accompanying statement of income.

AAM LP has a nonqualified deferred compensation plan pursuant to which a portion of the compensation otherwise payable to certain eligible employees will be mandatorily deferred, and pursuant to which such eligible employees may elect to defer additional amounts of compensation. The plan is maintained primarily for the purpose of providing deferred compensation for a select group of highly compensated management employees, within the meaning of Sections 201(2), 301(a)(3), and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended. Amounts deferred under the plan are invested in marketable securities as directed by the employees and are held in trust at AAM LP.

AGID has various incentive compensation programs that compensate participants on the basis of increase in certain sales and provides discretionary bonuses. Compensation under these programs was $7,262,128 for the year ended December 31, 2012 and is included in compensation and benefits in the accompanying statement of income.

AAM LP has a long-term incentive plan to reward certain key employees for AGID's long-term growth and profitability. Awards are primarily based on achieving certain company growth targets and are paid at the end of three years from the date of grant. Compensation expense is recognized over the vesting period. Total expense under this program was $5,757,885 for the year ended December 31, 2012 and is included in compensation and benefits in the accompanying statement of income.



(Continued)

Certain AGID employees were granted deferred awards totaling $862,070 in prior years. No new deferred awards were granted in 2012. Upon grant, these deferred awards are contributed to the deferred compensation plan sponsored by AAM LP. The awards are being amortized over a period of three to five years based upon the vesting requirements under the grant. Amounts amortized under the plan for the year ended December 31, 2012 totaled $96,292 and are included in compensation and benefits in the accompanying statement of income.

## (9) Contingencies

AGID is subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management, upon the advice of legal counsel, believes that the outcome of these matters will not have a material adverse effect on AGID's financial condition or business. The Company expenses related legal fees as incurred.

## (10) Net Capital

AGID is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. As of December 31, 2012, AGID had net capital of $41,459,000 for regulatory purposes, which was $38,273,479 in excess of its required net capital of $3,185,521. AGID's aggregate indebtedness to net capital ratio was 1.15-to-1 as of December 31, 2012.

## (11) Subsequent Events

The Company has evaluated events occurring after the balance sheet date (subsequent events) through February 25, 2013, the date the financial statements were available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the financial statements, noting the following event to disclose:

On January 1, 2013, AGIMA's operations were merged into the operations of AGI US. As such, AGI US has assumed the marketing services agreement in existence between AGID and AGIMA and AGI US will continue to compensate AGID for the acquisition of new assets under management.

**Schedule 1**

## ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2012

| | | |
|---|---|---|
| Member's capital | $ | 59,184,130 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Receivable from affiliates | | 10,325,310 |
| Fixed assets, net | | 12,634 |
| Other nonallowable assets | | 7,087,186 |
| | | 17,425,130 |
| Net capital before other deductions | | 41,759,000 |
| Other deductions | | 300,000 |
| Net capital | $ | 41,459,000 |
| Computation of basic net capital requirement: | | |
| Aggregate indebtedness | $ | 47,782,785 |
| Ratio of aggregate indebtedness to net capital | | 1.15-to-1 |
| Minimum net capital required (the greater of $25,000 or 6⅔% of aggregate indebtedness) | $ | 3,185,521 |
| Excess net capital | | 38,273,479 |

Note: The computation of net capital under Rule 15c3-1 as of December 31, 2012 computed by Allianz Global Investors Distributors LLC in its Form X-17a-5, Part II, filed with FINRA on January 25, 2013 does not differ from the above computation, which is based upon the accompanying audited financial statements.

See accompanying report of independent registered public accounting firm.

**Schedule 2**

## ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

Exemption is claimed under Section K(1) of Rule 15c3-3.

See accompanying report of independent registered public accounting firm.

## ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

Exemption is claimed under Section K(1) of Rule 15c3-3.

See accompanying report of independent registered public accounting firm.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154

## Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Member
Allianz Global Investors Distributors LLC:

In planning and performing our audit of the financial statements of Allianz Global Investors Distributors LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

KPMG LLP, is Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2013